UNITED STATES
SECURITIES AND EXCHANGE CO
Washington, D.C. 20549

09055983

ANNUAL AUDITED RE
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67788

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Starwood Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

591 West Putnam Ave
(No. and Street)

Greenwich	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maria D'Avanzo — 203-422-7775
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name)*

850 Canal Street,	Stamford	CT	06902
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond

unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Maria D'Avanzo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Starwood Capital, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Maria

Signature

Vice President/CCO

Title

Notary Public

CATHERINE ARNETT
NOTARY PUBLIC
MY COMMISSION EXPIRES FEB. 28,

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Member
Starwood Capital, LLC
Greenwich, Connecticut

We have audited the accompanying statement of financial condition of Starwood Capital, LLC (the "Company") as of December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Starwood Capital, LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Stamford, Connecticut
February 24, 2009

Starwood Capital, LLC

Statement of Financial Condition
December 31, 2008

Assets		
Cash	$	10,095
Fees receivable		127,001
	$	137,096
Member's equity	$	137,096

See Notes to Statement of Financial Condition.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Starwood Capital, LLC, formerly 591 Capital, LLC, (the "Company"), was incorporated in the state of Delaware on August 1, 2007. The Company is registered as a broker-dealer with the Securities and Exchange Commission and became a member of the Financial Industry Regulatory Agency ("FINRA") on July 24, 2008. The Company's revenue is derived from fees associated with raising capital for private equity funds that focus primarily on investments in real estate, and are based on expenses incurred by the Company. The Company is a wholly-owned subsidiary of Starwood Headquarters, LLC (the "Parent").

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 ("Rule 15c3-3"), of the Securities and Exchange Commission and accordingly, is exempt from the remaining provisions of that rule including the requirement to make the reserve computations under Rule 15c3-3.

A summary of the Company's significant accounting policies follows:

Basis of accounting: The accompanying financial statements have been prepared on the accrual basis of accounting.

Cash: Cash is comprised of cash in a checking account. The balance is generally below the FDIC insured limit, and management believes there is little or no exposure to any significant credit risk.

Revenue recognition: Commencing in July 2008, the Company has an arrangement with an affiliate, Starwood Capital Group Management, LLC, under which fees are recognized as expenses are incurred by the Company.

Income taxes: The Company is organized as a Limited Liability Corporation and any income or loss flows through to the sole member of the Company. The financial statements therefore, do not include a provision for income taxes.

Accounting estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations: The Company's major client, an entity in which the sole member of the Company is also the managing member and majority owner, accounted for 100% of total revenues earned during 2008 and 100% of fees receivable as of December 31, 2008. Management does not expect any losses to result with respect to any of these concentrations.

Note 2. Net Capital Requirements

The Company is subject to the Securities Exchange Commission's Uniform Net Capital requirements ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or member distributions made if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital of $10,095, which is $5,095 in excess of its required net capital of $5,000. The Company did not have any indebtedness as of December 31, 2008.

Note 3. Related Party Transactions

During 2008, the Company recognized 100% of its revenue of $127,001 from Starwood Capital Group Management, LLC; an entity in which the sole member of the Company is also the managing member and majority owner. As of December 31, 2008, 100% of revenues and fees receivable of $127,001 were due from Starwood Capital Group Management, LLC. In addition, the Company pays the rent of its Connecticut office under a sublease with Starwood Capital Group, LLC, which is a related entity (see Note 4).

Note 4. Commitment

The Company leases office space from a related company under a sublease expiring July 2013. Total rent expense under the Company's office lease for the year ended December 31, 2008 was $5,000. The aggregate minimum future payments under this lease are payable as follows:

2009	$	12,150
2010		12,515
2011		12,890
2012		13,277
2013		7,879
	$	58,711

McGladrey & Pullen
Certified Public Accountants

Starwood Capital, LLC

Statement of Financial Condition
December 31, 2008

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.